                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:  3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response...14.90


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    3    )*
                                          ---------

                             TITAN HOLDINGS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  888303104
                  --------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888303104                       13G                  Page 2 of 4 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark E. Watson, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     2,221,083
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   236,695
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     2,221,083
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     236,695
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,457,778
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


      NOT APPLICABLE
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      25.9%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      NOT APPLICABLE
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 4 pages

ITEM 1.

         (a)     Name of Issuer:

                 Titan Holdings, Inc.

         (b)     Address of Issuer's Principal Executive Offices:

                 2700 N.E. Loop 410, Suite 500
                 San Antonio, Texas 78217
ITEM 2.

         (a)     Name of Person Filing:

                 Mark E. Watson, Jr.

         (b)     Address of Principal Business Office or, if none, Residence:

                 2700 N. E. Loop 410, Suite 500
                 San Antonio, Texas 78217

         (c)     Citizenship:

                 United States citizen.

         (d)     Title of Class of Securities:

                 Common Stock, $.01 par value

         (e)     CUSIP Number:

                 888303104

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a:

                               NOT APPLICABLE

ITEM 4. OWNERSHIP

         (a)     Amount Beneficially Owned

                 Mark E. Watson, Jr. is the record holder of 2,221,083 shares of Common Stock, $.01 par value ("Common Stock"), of the Issuer. Mr. Watson is the general partner of MEW Family Limited Partnership, a Texas limited partnership, which is the record holder of 236,695 shares of Common Stock. Mr. Watson beneficially owns a total of 2,457,778 shares of Common Stock.

         (b)     Percent of Class

                 Mr. Watson beneficially owns 25.9% of the outstanding shares of Common Stock, based upon 9,488,068 shares of Common Stock outstanding at September 30, 1996, as reported in the Issuer's form 10-Q filed for the quarterly period ended September 30, 1996.

         (c)     Number of Shares as to Which Such Person Has:

                 (i) Sole power to vote or to direct the vote: 2,221,083 shares

                 (ii)     Shares power to vote or to direct the vote:   236,695

                 (iii) Sole power to dispose or to direct the disposition of: 2,221,083 shares

                 (iv) Shared power to dispose or to direct the disposition of: 236,695 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                               NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                               NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                               NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                               NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                               NOT APPLICABLE

ITEM 10.  CERTIFICATION

                               NOT APPLICABLE



                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 13, 1997



                                              /s/ MARK E. WATSON, JR.
                                              ------------------------------
                                              Mark E. Watson, Jr.